PROSPECTUS

                                 138,684 SHARES
                                      AND

                                138,684 OPTIONS

                           CDW COMPUTER CENTERS, INC.
CDW LOGO                                                                CDW LOGO
                                  COMMON STOCK

     This Prospectus relates to 138,684 shares of Common Stock (the "Shares") of CDW Computer Centers, Inc. (the "Company") which are being held under the MPK Restricted Stock Plan (the "Plan") for the benefit of 96 of the Company's employees (the "Plan Participants") and options to acquire 138,684 shares of Common Stock to be granted to Plan Participants out of the CDW 1996 Incentive Stock Option Plan (the "Options"). The Company's Chairman and Chief Executive Officer established the Plan in 1993 out of his own shareholdings, and granted all persons who were employees of the Company on December 31, 1992 the right to receive a particular number of shares of Common Stock provided that the employees remained continuously employed by the Company through January 1, 2000.

     The Shares and Options are being offered in connection with a proposed modification to the Plan (the "Modification") which would enable Plan Participants, at their election, to (i) accelerate the date upon which they become vested in a portion (25%) of the restricted shares allocated to them under the Plan, and (ii) receive, from the Company, options to acquire a number of shares of the Company's Common Stock equal to the number of shares received upon electing the Modification, all in exchange for the electing Plan Participants' agreement to defer the vesting date for the shares remaining in the Plan upon completion of the offering through January 1, 2003. The Modification is being proposed by the Plan, with the support of the Company, for the purposes of (i) rewarding Plan Participants for their contributions to the past success of the Company, (ii) incenting Plan Participants to remain in the employ of the Company beyond the original vesting date of January 1, 2000 by extending the vesting period attendant to the restricted shares remaining in their Plan accounts, and (iii) motivating the Plan Participants to continue to exert their best efforts toward the future performance of the Company. Plan Participants will not tender to the Plan or the Company any cash or other property when electing the Modification and, therefore, neither the Plan nor the Company will receive any proceeds from the disposition of the Shares or Options hereby.

     The Company may assist Plan Participants with the resale of the Shares by the Plan Participants to or through underwriters or dealers. The names of any underwriters or dealers involved in the distribution of the Shares, any applicable discounts, commissions or allowances, any public offering price and the proceeds to the Plan Participants from the sale of the Shares, shall be set forth in a separate prospectus. See "Plan of Distribution."


     The Company's Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol CDWC. On February 6, 1997, the closing sale price of the Common Stock as reported by Nasdaq was $58.00 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" ON PAGE 3 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE RECIPIENTS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                   PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 7, 1997

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995;
(2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and (3) the description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A filed May 19, 1993 registering the Company's Common Stock under Section 12(g) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Investor Relations, 1020 East Lake Cook Road, Buffalo Grove, Illinois 60089. Telephone (847) 419-8243.


                             ADDITIONAL INFORMATION


     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected without charge at the Commission's principal offices in Washington, D.C., and copies of all or any part thereof may be obtained from such office upon payment of prescribed fees.


     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copies made at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, IL 60661; and 7 World Trade Center, Suite 1300, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

                          PRINCIPAL EXECUTIVE OFFICES

     The principal executive office of the Company is located at CDW Computer Centers, Inc., 1020 East Lake Cook Road, Buffalo Grove, Illinois 60089 and its phone number is (847) 465-6000.

                                  RISK FACTORS


     In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following factors in evaluating the Company, its business and the shares of Common Stock offered hereby. This Prospectus, including information incorporated by reference, contains forward-looking statements that involve certain risks and uncertainties. Any statements contained herein which are not historical facts or which contain the words expect, believe or anticipate shall be deemed to be forward-looking statements. Such forward-looking statements include, but are not limited to, the Company's expectations regarding its future financial condition and operating results, business and growth strategy, market conditions and competitive environment. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, product demand, pricing, market conditions, risks related to the Company's relocation to a new facility, development of new products and advancement of technology by manufacturers, competition and other matters, as set forth in the following risk factors and elsewhere in this Prospectus.


RISKS RELATED TO DEFERRAL OF VESTING DATE

     As proposed, the Modification will result in an extension of the vesting dates for the shares remaining in the account of each Plan Participant who elects to be treated under the modified Plan. Specifically, the remaining shares will vest in equal 25% increments on January 1, 2000, 2001, 2002 and 2003. Therefore, except for certain limited exceptions related to death or disability, each Plan Participant who elects the Modification will be required to maintain continuous employment with the Company through January 1, 2003 in order to receive all of the shares which the Plan Participant would be entitled to receive on January 1, 2000 had the terms of the original Plan remained unchanged. Because each Plan Participant's employment with the Company is terminable at will by the Company, there can be no assurance that the Plan Participants will remain employed by the Company through January 1, 2003. Accordingly, there can be no assurance that Plan Participants who elect the Modification will receive any or all of the remaining shares allocated to their account.

     Additionally, by extending the vesting date for a significant portion of the shares allocated to their accounts under the Plan, Plan Participants electing the Modification will be subject to the risk of changes in the market price for the Company's Common Stock during the extended vesting period. Specifically, due to the many factors further discussed herein, there can be no assurance that the market price for the Company's Common Stock on each extended vesting date will equal or exceed the market price of the Company's Common Stock on January 1, 2000, the original vesting date under the Plan. See "Risk Factors" generally for a discussion of the factors which could adversely affect the market price of the Company's Common Stock.

RAPID GROWTH


     Since its formation in June, 1984, the Company has experienced rapid growth. As part of its business strategy, the Company intends to pursue the continuation of this growth through further development of marketing programs, the hiring of additional account executives, technical support personnel and operations personnel and investment in additional facilities and systems. The Company's success will, in part, be dependent upon the ability of the Company to manage its growth effectively. The Company's business and growth could be affected by the spending patterns of existing or prospective customers, the cyclical nature of capital expenditures of businesses, continued competition and pricing pressures, the successful development of new products, and other trends in the general economy. Recent statements of industry observers have indicated that there may be a slowdown in the growth rate of the microcomputer industry. Future revenue and profit increases could occur at moderating rates. There can be no assurance that the Company's rapid growth will continue in the future.


FACILITIES

     In the first quarter of 1996, the Company acquired a 27 acre parcel of land in Vernon Hills, Illinois, near its present facility, upon which it presently is constructing a combined warehouse, telemarketing, retail showroom and corporate office facility. The initial phase of construction includes approximately 218,000 square feet. The Company expects to vacate its current leased facility and relocate its operations to this new facility in the third quarter of 1997. The Company will incur certain moving and other costs, not expected to exceed $1.0 million, relating to this relocation which would be charged to operating results in the period incurred. The Company recorded a $4.0 million charge in the first quarter of 1996 for estimated costs associated with vacating its current facility, including estimated lease costs and costs to restore the facility to its original condition. The Company calculated the amount of the exit charge considering certain assumptions regarding its ability to sublease the facility. There is no assurance that the $4.0 million charge will be adequate to cover actual costs should the Company's actual experience in subleasing the facility differ from its assumptions. Any additional costs would adversely affect operating results at the time such costs are known.



     In conjunction with the move to the new facility, the Company will acquire and install certain new telephone and warehousing equipment. Any significant unanticipated expense, capital cost or disruption of the Company's business or operations caused by the construction of the new facility, relocation or implementation of new telephone and warehousing equipment could have a material adverse effect on the Company's results of operations. If the Company is unable to generate increased sales and gross profit sufficient to absorb increased overhead and other costs associated with its expansion, the Company would likely experience lower pre-tax margins.



     Historically, the Company has operated, and upon relocation to its new facility will continue to operate, its business from a single facility which is a combined telemarketing, warehouse, corporate office and retail showroom facility. As a result, the Company's business could be adversely affected by any interruption of the Company's business resulting from a natural disaster or other event negatively impacting the facility.


MANAGEMENT INFORMATION SYSTEMS

     The Company's success is dependent on the accuracy and proper utilization of its management information systems, including its telephone system. The Company's ability to manage its inventory and accounts receivable collections; to purchase, sell and ship its products efficiently and on a timely basis; and to maintain its cost-efficient operation is dependent upon the quality and utilization of the information generated by its management information systems. The Company recognizes the need to continually upgrade its management information systems to most effectively manage its operations and customer data base. In that regard, the Company anticipates that it will, from time to time, require software and hardware upgrades for its present management information systems. The Company believes that its management information systems, coupled with these ongoing enhancements, are sufficient to sustain its present operations and its anticipated growth for the foreseeable future. Any interruption in the availability or use of the management information systems as a result of system failure or otherwise could have a material adverse effect on the Company's operations. The Company does not currently have a redundant or back-up telephone system and any interruption in telephone service could have a material adverse effect on the Company's operations.

DEPENDENCE ON SENIOR MANAGEMENT


     The Company's future performance will depend to a significant extent upon the efforts and abilities of its senior management team, particularly those executive officers who also serve as directors of the Company. Although the Company has various programs in place to motivate, reward and retain its management team, including annual incentive plans, restricted stock and stock option plans, the loss of service of one or more of these persons could have an adverse effect on the Company's business. Each of the Company's executive officers who serves as a director is subject to an employment agreement with the Company. The Company's success and plans for future growth will also depend on its ability to hire, train and retain skilled personnel in all areas of its business.



POTENTIAL QUARTERLY FLUCTUATIONS IN RESULTS AND VOLATILITY OF STOCK PRICE


     The Company could experience variability in its net sales and net income on a quarterly basis as a result of many factors, including the condition of the personal computer industry in general, shifts in demand for hardware and software products and the introduction of new products or upgrades. The Company's operating results are also highly dependent upon its level of gross profit as a percentage of net sales which fluctuates due to numerous factors which may be outside of the Company's control. Such factors include the availability of opportunistic purchases, changes in prices from suppliers, rebate and incentive programs available from suppliers, general competitive conditions, changes in currency exchange rates and the relative mix of products sold during the period.


     The technology sector of the United States stock markets has experienced substantial volatility in recent periods, and the market price of the Common Stock has, likewise, experienced volatility during these periods. Numerous conditions which impact the technology sector or the stock market in general or the Company in particular, whether or not such events relate to or reflect upon the Company's operating performance, could adversely affect the market price of the Common Stock. Furthermore, fluctuations in the Company's operating results, increased competition, reduced vendor incentives and trade credit, higher postage and operating expenses, and other developments, could have a significant impact on the market price of the Common Stock.


RELIANCE ON VENDORS AND PRODUCT LINES

     The Company acquires products for resale both directly from manufacturers and indirectly through distributors and other sources. The Company is generally authorized by manufacturers to sell via direct marketing all or certain products offered by the manufacturer. The Company's authorization with each manufacturer provides for certain terms and conditions, which may include one or more of the following: product return privileges, price protection policies, purchase discounts and vendor incentive programs, such as purchase rebates and cooperative advertising reimbursements. Additionally, certain products are subject to manufacturer allocation, which limits the number of units of such products available to resellers, including the Company. The Company's business and results of operations may be adversely affected if the terms and conditions of the Company's authorizations were significantly modified or if certain products become unavailable to the Company, whether such unavailability is because the manufacturer terminates the Company's authorization or the product is subject to allocation or otherwise. In addition, the relocation of key distributors utilized in the Company's just-in-time purchasing model could adversely impact the Company's results of operations.


     For the year ended December 31, 1996, Toshiba America Incorporated and Ingram Micro were the only vendors from whom purchases exceeded 10% of total purchases. The loss of either of these vendors or any other key vendors could have an adverse effect on the Company.



     Vendors currently provide the Company with trade credit as well as substantial incentives in the form of discounts, rebates, credits, and cooperative advertising reimbursement. Cooperative advertising reimbursements, which represent the largest proportion of vendor incentives, were 2.2% of net sales for the year ended December 31, 1996. A reduction in, discontinuance of, or significant delay in receiving trade credit or incentives could adversely affect the Company's profitability and cash flow.


INVENTORY MANAGEMENT


     Given the rapid technological changes that affect the market for products sold by the Company, the Company seeks to minimize its inventory exposure through a variety of inventory control procedures and policies, including certain vendor programs. However, there can be no assurance that such practices will continue or that unforeseen product developments will not adversely impact the Company's operations. The Company periodically takes advantage of cost savings associated with certain opportunistic bulk inventory purchases. Such opportunistic bulk purchases could increase the Company's exposure to inventory obsolescence. Additionally, if such opportunistic bulk purchases are not available in the future, it could have a negative impact on the Company's sales growth and gross profit. The Company maintained an investment in product inventory of $41.5 million at December 31, 1996, of which approximately $412,000 (1.13%) of product inventory on-hand was more than 90 days old. The Company's inventory turn-over was 23.4 for the year ended December 31, 1996.

INDUSTRY EVOLUTION AND PRICE CHANGES



     The microcomputer industry has evolved as a result of, among other things, the development of new technologies which are translated by manufacturers into new products and applications. The Company has been and will continue to be dependent on the continued development of new technologies and products by its vendors, as well as the acceptance of such technology and new products by end-users. A decrease in the rate of development of new technologies and new products by manufacturers, or the lack of acceptance of such technologies and products by end-users, could have a material adverse effect on the Company's growth prospects and results of operations.


     Additionally, the industry has become more accepting of large-volume, cost-effective channels of distribution such as computer superstores, consumer electronic and office supply superstores, national direct marketers and mass merchants. In addition, several of the Company's competitors are attempting to market computer products through electronic commerce, including the Internet. While these efforts to date represent only a small percentage of industry-wide sales, such sales may grow if end-user acceptance of electronic commerce increases. Although the Company offers products for sale via electronic commerce, there can be no assurance that the Company's sales via electronic commerce will meet or exceed sales levels generated by competitors.

     The current industry configuration may result in increased pricing pressures. Decreasing prices of microcomputers and related products, resulting in part from technological changes, may require the Company to sell a greater number of products to achieve the same level of net sales and gross profit. Such a trend could make it more difficult for the Company to continue to increase its net sales and earnings growth. In addition, if the growth rate of microcomputer sales were to slow down, the Company's operating results could be adversely affected.

COMPETITION


     The microcomputer products industry is highly competitive. The Company competes with a large number and variety of resellers of microcomputer and related products. In the hardware category, the Company competes with traditional microcomputer retailers, computer superstores, consumer electronic and office supply superstores, mass merchandisers, national direct marketers and value-added resellers. In the software and accessories categories, the Company generally competes with these same resellers as well as specialty retailers and resellers. Certain national computer resellers also have established or acquired their own direct marketing operations. In addition, as a result of improving technology, certain software manufacturers have developed and may continue to develop sales methods that allow customers to download software programs and packages directly onto the customer's system through the use of modem telecommunications. The Company also competes with distributors and manufacturers that sell hardware and software directly to certain customers. Several of the Company's current and potential competitors are larger and have substantially greater resources than the Company. Additionally, several competitors in the direct marketing industry have raised capital in the public markets through initial and subsequent public offerings. The increased visibility of these companies and their access to the capital markets may improve their market position and their ability to compete with the Company. The Company believes that competition may increase in the future, which could require the Company to reduce prices, increase advertising expenditures or take other actions which may have an adverse effect on the Company's operating results.


SHIPPING, POSTAGE AND PAPER COSTS

     Shipping, postage and paper costs are significant expenses in the operation of the Company's business. The Company ships its products to customers generally by United Parcel Service, Federal Express and other overnight delivery and surface services. The Company generally invoices customers for shipping and handling charges. There can be no assurance that future increases in the cost of commercial delivery services can be passed on to the Company's customers, which could have an adverse effect on the Company's operating results. Additionally, strikes or other service interruptions by such shippers could adversely affect the Company's ability to market or deliver product on a timely basis.

     The Company incurs substantial paper and postage costs related to its marketing activities. Although these costs are partially offset by cooperative advertising rebates from vendors, any increases in postal or paper costs (paid by the Company for its catalog production and mailings) could have an adverse effect on the Company's operating results.

STATE SALES TAX COLLECTION


     The Company presently collects retail occupation tax, commonly referred to as sales tax, or other similar tax only on sales of products to non-exempt residents of the State of Illinois. Various states have sought to impose on direct marketers the burden of collecting state sales taxes on the sale of products shipped to that state's residents. The United States Supreme Court has ruled that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail and whose subsequent delivery of purchased goods is by U.S. mail or interstate common carriers. Although a 1995 New York state court case has imposed tax collection obligations on out-of-state companies, one of which was a mail order company whose contacts with the other state consisted of visiting the state several times a year to aid customers or visiting stores stocking their goods, the Company believes its operations are different from the operations of the companies in that case and thus do not give rise to tax collection obligations. However, the Company cannot predict the level of contact with any state which would give rise to future or past tax collection obligations within the parameters of the Supreme Court case. Additionally, within the first or second quarter of 1997, the Company anticipates that certain legislation will be reintroduced in the United States Senate which, if passed, would impose state sales tax collection obligations on out-of-state mail order companies such as the Company, whose sales to residents of the taxing state exceed $100,000 per year in the aggregate. The Company's sales to residents of all states currently exceeds this level. If the bill is enacted, or the Company is deemed to have a physical presence in one or more states, the imposition of a tax collection obligation on the Company may result in additional administrative expenses to the Company and price increases to the customer that could adversely affect the Company.


LEGAL PROCEEDINGS


     In June, 1993 following the Company's initial public offering, a former officer, director and shareholder of the Company filed a complaint against the Company and its Chairman and Chief Executive Officer, Michael P. Krasny, alleging violations of the federal securities laws, fraud and breach of fiduciary duty in connection with the 1990 purchase by the Company of the former shareholder's 20% interest in the Company. In June 1996, the complaint was dismissed by the district court and the former shareholder has filed an appeal. The Company and Mr. Krasny believe that the purchase of the shares was conducted honestly and properly and that the suit by the former shareholder is without merit. The Company and Mr. Krasny are committed to vigorously defending the litigation. Mr. Krasny has agreed to indemnify and reimburse the Company for all damages and expenses, net of tax benefits received by the Company, related to this action. The applicable accounting rules provide that certain amounts assumed by Mr. Krasny on behalf of the Company be recorded by the Company for financial reporting purposes as an expense and a related increase to paid-in capital, net of tax effects. Accordingly, while having no impact on the Company's cash flow, any such expenses incurred by Mr. Krasny on behalf of the Company, including litigation, settlement or judgment costs, would negatively impact the Company's results of operations in the period incurred. If this action goes to trial, the expenses attributable thereto are expected to increase significantly which, although reimbursed by Mr. Krasny, will result in a decrease in the Company's reported results of operations. Should a negative result occur in this action, Mr. Krasny could be required to transfer certain of his shares of Common Stock to such former shareholder or determine to sell certain of his shares to finance such amounts. Such a transfer or sale by Mr. Krasny could adversely impact the market price of the Common Stock.


CONTROL BY INSIDERS

     Upon the completion of the offering, Michael P. Krasny and certain trusts and entities controlled by Mr. Krasny and created for the benefit of Mr. Krasny's family and certain employees will possess up to 58.9% of the total combined voting power of the Company's outstanding stock. Accordingly, Mr. Krasny will be able to determine the outcome of all corporate decisions, effect all corporate transactions (including mergers, consolidations and the sale of all or substantially all of the Company's assets), or prevent or cause a change in control in the Company without the consent of the other holders of the Common Stock. In addition, Mr. Krasny may be able to cause the Company to file a registration statement enabling him to sell additional shares in the public market.

     However, in order to maintain and motivate the Company's workforce, in 1993 Mr. Krasny granted out of his personal holdings restricted stock and options to acquire Common Stock to certain employees, the effect of which could be to reduce, over time, the total voting power possessed by Mr. Krasny. After giving effect to the exercise of all of the options issued by, and the vesting of the restricted stock granted by, Mr. Krasny under the MPK Stock Option Plan and MPK Restricted Stock Plan, respectively, and assuming that no additional shares of Common Stock are issued by the Company, Mr. Krasny will own up to approximately 41.4% of the issued and outstanding shares of Common Stock. In addition, the Company has adopted stock option plans pursuant to which it is authorized to issue up to 4,110,260 shares of its Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE AND ISSUANCE OF ADDITIONAL SHARES

     There will be 21,524,986 shares of Common Stock outstanding after completion of this offering, of which 12,723,802 shares are "restricted shares" for purposes of the Securities Act of 1933, as amended (the "Securities Act"). All of the restricted shares are currently eligible for sale into the market, subject to the limitations set forth in Rule 144 promulgated under the Securities Act and the terms of the MPK Restricted Stock Plan and the MPK Stock Option Plan. Sales of a substantial number of shares of Common Stock in the public market, whether by purchasers in the offering or other shareholders of the Company, could adversely affect the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. In addition, the issuance of additional shares of stock by the Company could result in the dilution of voting power of the shares of Common Stock purchased in the offering.

                                USE OF PROCEEDS

     There will be no proceeds or property received by the Company or the Plan upon completion of this offering. The Shares of Common Stock being offered hereby by the Plan, and the options being offered by the Company, are being offered in connection with the Modification for the purposes of (i) rewarding the Plan Participants for their contributions to the past success of the Company, (ii) incenting the Plan Participants to remain in the employ of the Company past January 1, 2000, the original Plan vesting date and (iii) motivating the Plan Participants to continue to exert their efforts toward the future performance of the Company. Accordingly, in order to receive the Shares being offered hereby, the Plan Participants who elect the Modification will be required to agree to extend the vesting dates for the shares remaining in their Plan account after the completion of this offering. See "Plan of Distribution."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     The following table sets forth the high and low sales prices for the Company's Common Stock (as adjusted for the Stock Split (as defined below)) for the periods indicated as reported by the Nasdaq National Market. Trading began in the Company's Common Stock on May 27, 1993. As of December 31, 1996, the Company believes that there were approximately 2,400 beneficial owners of Common Stock.



                                                                   PRICE RANGE
                                                                ------------------
                       QUARTER ENDED                             HIGH        LOW
                       -------------                             ----        ---
March 31, 1995..............................................    $26 5/32   $20 1/3
June 30, 1995...............................................     36 5/32    22 1/2
September 30, 1995..........................................     42 1/3     32 53/64
December 31, 1995...........................................     38 1/3     24 53/64
March 31, 1996..............................................     39 5/32    22 1/2
June 30, 1996...............................................     59         32 53/64
September 30, 1996..........................................     74         35
December 31, 1996...........................................     72 1/4     59 1/4
March 31, 1997 (through February 6, 1997)...................     70         52



     The last reported sale price of the Company's Common Stock on February 6, 1997 was $58.00 per share.



     The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends on Common Stock in the foreseeable future. The payment of cash dividends on shares of Common Stock will depend upon the earnings of the Company, the Company's capital requirements and other financial factors which are considered relevant by the Company's Board of Directors. On July 15, 1996, the Company effected a stock split in the form of a stock dividend pursuant to which each shareholder of record on July 5, 1996 received one additional share of the Company's Common Stock for every two shares of Common Stock owned as of that date (the "Stock Split").

                              SELLING SHAREHOLDER

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1996 and the number of shares offered pursuant to this Prospectus by the Plan, which is the sole Selling Shareholder.

                                            BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                            PRIOR TO OFFERING(1)                        AFTER OFFERING(1)(3)
                                           ----------------------     NUMBER OF        ----------------------
                                           NUMBER OF                 SHARES BEING      NUMBER OF
                  NAME                      SHARES        PERCENT     OFFERED(2)        SHARES        PERCENT
                  ----                     ---------      -------    ------------      ---------      -------
MPK Restricted Stock Plan(1).............   554,736         2.6%       138,684          416,052         1.9%

-------------------------
(1) The Plan is administered by Michael P. Krasny, the Company's Chairman and Chief Executive Officer. In his capacity as Administrator of the Plan, Mr. Krasny exercises sole voting power of the shares. In addition to the Plan shares, Mr. Krasny acts as administrator of the MPK Stock Option Plan, which holds 3,343,838 shares of the Company's Common Stock for the benefit of certain Company officers. In addition, Mr. Krasny owns 8,903,655 shares of the Company's Common Stock directly, and has indirect ownership of 8,560 shares owned by Mr. Krasny's minor stepson and shares in certain trusts. The Plan's mailing address is Michael P. Krasny, Administrator, MPK Restricted Stock Plan c/o CDW Computer Centers, Inc., 1020 East Lake Cook Road, Buffalo Grove, Illinois 60089.

(2) Represents 25% of all shares being held in the Plan, which shares are eligible for accelerated vesting under the Modification.

(3) Assumes all Plan Participants elect to be treated under the Modification. The shares remaining in the accounts of Plan Participants who elect the Modification will vest in equal 25% installments on January 1, 2000, 2001, 2002 and 2003. Any Plan Participants who do not elect the Modification will vest in all of their Plan shares on January 1, 2000, as originally scheduled, provided they remain continuously employed by the Company through such date. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     The shares and accompanying options being offered hereby are being offered in connection with a proposed modification (the "Modification") to the MPK Restricted Stock Plan (the "Plan"), a plan established in 1993 by Mr. Krasny, the Company's Chairman and Chief Executive Officer, out of his own Company shareholdings, to reward certain of the Company's employees ("Plan Participants") for past service on behalf of the Company. Pursuant to the present terms of the Plan, each Plan Participant will receive a designated number of shares of the Company's Common Stock on January 1, 2000, assuming the Plan Participant remains continuously employed by the Company until such date. Plan Participants who fail to remain continuously employed until such date (other than by reason of death or disability) will forfeit their right to their designated shares and such shares will revert to Mr. Krasny. The Plan and the Company are proposing modifications to the Plan in order to permit Plan Participants to receive a portion of their Plan shares prior to the original vesting date, while at the same time further encouraging Plan Participants to remain in the employ of the Company after the January 1, 2000 vesting date, and motivating the Plan Participants to exert their best efforts toward the future performance of the Company.

     Under the Modification proposal, each Plan Participant will have the right to elect, in his/her sole and absolute discretion, to continue to be treated under the Plan as presently in effect or to adopt a modified vesting schedule for his/her shares. The modified vesting schedule would provide that any electing Plan Participant would receive accelerated vesting for 25% of the shares allocated to his/her account. The accelerated vesting date shall be the date upon which Mr. Krasny, as Plan Administrator, shall complete all actions necessary to distribute the Shares to the Plan Participants electing the Modification. Such date is not expected to be later than March 31, 1997. The vesting dates for the remaining 75% of the shares would be modified to vest in equal 25% installments on January 1, 2000, 2001, 2002 and 2003.

     Additionally, any employee electing the Modification would receive options from the Company to acquire the Company's Common Stock equal to the number of shares received upon accelerated vesting. The exercise price for these options would be the closing market price of the Company's Common Stock on the date immediately preceding the date the Plan shares are distributed to the Plan Participants electing the Modification and would vest in equal 25% installments on January 1, 2001, 2002, 2003 and 2004. These options will be granted under the CDW 1996 Incentive Stock Option Plan, for which a registration statement on Form S-8 will be filed by the Company prior to any option exercise date. See "Description of the Stock Option Plan."

     The Shares being offered hereby represent 25% of all shares held under the Plan, being the shares eligible for accelerated vesting under the Modification. Plan Participants electing the Modification will receive their portion of the Plan shares directly from the Plan on the accelerated vesting date. There will be no underwriter or coordinating broker acting in connection with this offering. All of the expenses of the offering, including filing, legal and transfer agent fees shall be borne by the Company.

     Upon receipt of the Shares, Plan Participants may, at their discretion, (i) hold the Shares for investment or for future sale or (ii) effect a sale of the Shares pursuant to an offering registered under the Securities Act of 1933, as amended, through a managing underwriter or underwriters. The Company may assist the Plan Participants with a registered resale of the Shares by Plan Participants. In the event the Company arranges for the sale of the Shares, the manner and terms of such offering, including the names of any underwriters or dealers, the purchase price or prices of the Shares, the proceeds to the Plan Participants from the sale of any Shares, any public offering price, any underwriting discount or commission and any discounts, commissions or concessions allowed or reallowed or paid by any underwriter to other dealers, shall be set forth in a separate prospectus.

     Underwriters or dealers who participate in a distribution of the Shares and their officers, directors and controlling persons, may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which such underwriters or dealers may be required to make in respect of such liabilities.

     The Company has entered into a letter agreement with the Plan and Mr. Krasny as administrator thereof (collectively, the "Indemnitees") pursuant to which, among other things, the Company has agreed to indemnify and hold the Indemnitees harmless, to the full extent permitted by law, from and against any and all losses, claims, damages, liabilities, judgments, fines, penalties, amounts paid in settlement and expenses (including reasonable attorney's fees and costs of investigation and preparation) incurred by the Indemnitees in connection with any action, claim, suit or other proceeding instituted or threatened against the Indemnitees by any person, firm, corporation, governmental body, agency or instrumentality, or other entity (including, without limiting the generality of the foregoing, any action, claim, suit or other proceeding brought by one or more of the security holders of the Company, or in the name thereof), by the fact of, or in any way relating to, the Indemnitees serving as a director or officer, or in a similar capacity of the Company or of any of its affiliates, at any time, except to the extent that any such liabilities or expenses result from the Indemnitees' willful misconduct, gross negligence, fraud, acts or omissions not in good faith or transactions in which the Indemnitees derived an improper personal benefit, in each case, as determined by a court of competent jurisdiction in a final judgment from which no further appeal can be taken. It shall not be deemed to be willful misconduct, gross negligence or fraud if the Indemnitees act in good faith in accordance with recommendations or policies of the management or any third party professional advisor of the Company or its affiliates.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      DESCRIPTION OF THE STOCK OPTION PLAN

     The Company has established the CDW 1996 Incentive Stock Option Plan (the "Stock Option Plan") effective as of November 14, 1996. A maximum of 3,000,000 shares of Common Stock in aggregate, subject to adjustment, have been initially authorized for the granting of stock options under the Stock Option Plan. The purposes of the Stock Option Plan are to advance the interests of the Company and its shareholders by providing Company employees with an additional incentive to continue their efforts on behalf of the Company, as well as to attract to the Company people of experience and ability. The Stock Option Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

     It is expected that all directors, officers, employees and consultants of the Company or its subsidiaries will be eligible to participate under the Stock Option Plan, as deemed appropriate by the Compensation and Stock Option Committee of the Company's Board of Directors. Recipients of options under the Stock Option Plan will not pay any cash consideration to the Company to receive the options. The Stock Option Plan will be administered by the Compensation and Stock Option Committee. The options will have exercise prices at least equal to 100% of the fair market value of the Common Stock at date of grant. Options will expire no later than the twentieth anniversary of the date of grant. An option holder will be able to exercise options from time to time, subject to vesting. Options will not vest prior to the third anniversary of the date of grant, except that options will vest immediately upon the earlier of death or disability of a participant. Upon termination for cause by the Company, all vested and unvested options will be forfeited. Upon termination of employment with the Company, other than for cause by the Company or upon death or disability, all unvested options shall be forfeited and vested options shall be exercisable only during the ninety (90) day period following termination of employment. Subject to the above conditions, the exercise price, duration of the options and vesting provisions will be set by the Compensation and Stock Option Committee in its discretion. The Stock Option Plan can be amended by the Compensation and Stock Option Committee for any reason, provided, however, that shareholder approval is required to effect any amendment which alters the terms or conditions of any outstanding options.

     THIS DESCRIPTION OF THE STOCK OPTION PLAN IS MERELY INTENDED TO BE A SUMMARY AND IS QUALIFIED IN ITS ENTIRETY BY THE STOCK OPTION PLAN ITSELF, A COPY OF WHICH HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. PLAN PARTICIPANTS ELECTING THE MODIFICATION ARE URGED TO READ THE STOCK OPTION PLAN IN FULL AND DIRECT ANY QUESTIONS OR REQUESTS FOR INFORMATION TO MR. HARRY J. HARCZAK, JR., THE COMPANY'S CHIEF FINANCIAL OFFICER.

                             SUMMARY OF TAX EFFECTS

     Plan Participants who elect the Modification will, upon completion of this offering, recognize compensation income in an amount equal to the product of (i) the number of shares which immediately vest (25% of their Plan shares) and (ii) the fair market value for the Company's Common Stock on the accelerated vesting date. This income is subject to ordinary income tax for both federal and state tax purposes, and federal social security tax (FICA) and medicare tax, all for the 1997 tax year. The tax obligations noted herein are the responsibility of each Plan Participant. Such tax obligations may be met, in whole or part, through withholding from the proceeds of the subsequent sale of any Plan shares, direct payments by Plan Participants to taxing authorities, or withholding from other compensation, all as is permissible, or required, by applicable statute, rule or regulation.

     The stock options to be received by Plan Participants electing the Modification will not result in taxable income to the Plan Participants until such options are exercised. Upon exercise, the Plan Participants will recognize ordinary income in an amount equal to the product of (i) the difference between the fair market value of the Company's Common Stock on the date of exercise and the option exercise price, assuming the fair market value on the date of exercise exceeds the exercise price, and (ii) the number of options exercised. The income generated on exercise of these options also will be subject to federal, state, FICA and medicare tax. Neither the Plan nor the Stock Option Plan are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, nor are they qualified plans under the Internal Revenue Code of 1986, as amended.

     THE FOREGOING SUMMARY OF TAX EFFECTS RELATED TO THE MODIFICATION IS A SUMMARY ONLY AND IS NOT INTENDED TO BE COMPREHENSIVE IN ITS SCOPE. EACH PLAN PARTICIPANT SHOULD CONSULT HIS/HER OWN TAX AND/OR LEGAL REPRESENTATIVE TO DETERMINE THE EFFECT THE MODIFICATION WILL HAVE ON HIS/HER PERSONAL FINANCIAL SITUATION.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Plan by Saitlin, Patzik, Frank & Samotny Ltd., Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Coopers & Lybrand L.L.P. independent accountants, as set forth in their reports thereon included therein and incorporated herein by reference. The consolidated financial statements and financial statement schedule of the Company are incorporated by reference herein in reliance upon the reports of such firm given the authority of such firm as experts in accounting and auditing.

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     NO DEALER, SALES REPRESENTATIVE, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THE PROSPECTUS.

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                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Incorporation of Certain Documents by
  Reference............................      2
Additional Information.................      2
Principal Executive Offices............      2
Risk Factors...........................      3
Use of Proceeds........................      9
Price Range of Common Stock and
  Dividend Policy......................      9
Selling Shareholder....................     10
Plan of Distribution...................     11
Description of the Stock Option Plan...     12
Summary of Tax Effects.................     13
Legal Matters..........................     13
Experts................................     13

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               138,684 SHARES

                     AND

               138,684 OPTIONS

                  [CDW LOGO]

           CDW COMPUTER CENTERS, INC.

                 COMMON STOCK

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                   PROSPECTUS

                 FEBRUARY 7, 1997

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